UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for October 6, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on October 8, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Countrywide Securities Corporation	4

NY1 5606589v2

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER UNDER COVER OF FORM SE.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

Mortgage Pass-Through Certificates, Series 2004-HYB7

Appendix A

SAMPLE POOL CHARACTERISTICS
5/1 HYBRID ARM DEAL

DELIVERY DESCRIPTION	
Delivery Amount	$400,000,000
Product	5/1 ARMs
Index Composition (Approx.)	
6 month LIBOR:	13%
12 month LIBOR:	85%
12 month CMT:	2%
Delivery Variance	+/- 5%
Settlement Date	10/29/2004
Servicing	Master Servicing
COLLATERAL DETAIL	
Approximate Gross WAC	5.460%
Approximate Net WAC	TBD
Servicing Spread (Pre-Roll/Post-Roll)	0.308% / 0.399%
Gross/Net WAC Variance	+/- 0.125%
Approximate Gross Margin	2.36%
Gross Margin Variance	+/- 0.125%
5/25 LIBOR:	2.47%
5/1 LIBOR:	2.33%
5/1 CMT:	2.90%
Reset	Fixed 5 Years / Semi-Annual / Annual Thereafter
Periodic Cap	5.00% cap at the first adjustment, 2.00% Annually Thereafter
Lifetime Cap	5%
WAM	357
Original Term	360
Geographic Distribution	<= 65% California
Weighted Average LTV (+/- 3%)	< 76%
Maximum Loan Amount	$1,500,000
Occupancy	95% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	85% SFR/PUD, 15% Condo/Other
Documentation Style	60% Full/Alt/DU Doc (Including Preferred Processing), 40% Reduced(NIV, 5% NINA, Stated)
Loan Purpose	Maximum 20% Cash Out Refinances
Approximate Credit Score	720 +/-10
Minimum Credit Score	620
Amortization Type	Maximum 80% Interest Only

Appendix A

SAMPLE POOL CHARACTERISTICS
7/1 HYBRID ARM DEAL

DELIVERY DESCRIPTION	
Delivery Amount	$50,000,000
Product	7/1 Arms
Index Composition (Approx.)	
6 month LIBOR:	5%
12 month LIBOR:	90%
12 month CMT:	5%
Delivery Variance	+/- 5%
Settlement Date	10/29/2004
Servicing	Master Servicing
COLLATERAL DETAIL	
Approximate Gross WAC	5.564%
Approximate Net WAC	5.220%
Servicing Spread (Pre-Roll/Post-Roll)	0.344% / 0.431%
Gross/Net WAC Variance	+/- 0.125%
Approximate Gross Margin	2.35%
7/23 LIBOR:	2.25%
7/1 LIBOR:	2.33%
7/1 CMT:	2.84%
Gross Margin Variance	+/- 0.125%
Reset	Fixed 7 Years / Semi-Annual / Annual Thereafter
Periodic Cap	5.00% cap at the first adjustment, 2.00% Annually Thereafter
Lifetime Cap	5%
WAM	355
Original Term	360
Geographic Distribution	<= 45% California
Weighted Average LTV	< 70%
Maximum Loan Amount	$2,000,000
Occupancy	94% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	82% SFR/PUD, 18% Condo/Other
Documentation Style	73% Full/Alt/DU Doc (Including Preferred Processing), 27% Reduced(NIV, 10% NINA, Stated)
Loan Purpose	Maximum 20% Cash Out Refinances
Approximate Credit Score	725 +/-10
Mimimum Credit Score	620
Amortization Type	Maximum 60% Interest Only

Appendix A

SAMPLE POOL CHARACTERISTICS
7/1 HYBRID ARM DEAL

DELIVERY DESCRIPTION	
Delivery Amount	$25,000,000
Product	7/1 Arms
Index Composition (Approx.)	
12 month LIBOR:	95%
12 month CMT:	5%
Delivery Variance	+/- 5%
Settlement Date	10/29/2004
Servicing	Master Servicing
COLLATERAL DETAIL	
Approximate Gross WAC	5.524%
Approximate Net WAC	TBD
Servicing Spread (Pre-Roll/Post-Roll)	0.282% / 0.373%
Gross/Net WAC Variance	+/- 0.125%
Approximate Gross Margin	2.43%
7/1 LIBOR:	2.41%
7/1 CMT:	2.76%
Gross Margin Variance	+/- 0.125%
Reset	Fixed 7 Years / Annual Thereafter
Periodic Cap	5.00% cap at the first adjustment, 2.00% Annually Thereafter
Lifetime Cap	5%
WAM	357
Original Term	360
Geographic Distribution	<= 45% California
Weighted Average LTV	< 72%
Maximum Loan Amount	$1,775,000
Occupancy	95% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	65% SFR/PUD, 35% Condo/Other
Documentation Style	80% Full/Alt/DU Doc (Including Preferred Processing), 20% Reduced(NIV, 1% NINA, Stated)
Loan Purpose	Maximum 20% Cash Out Refinances
Approximate Credit Score	725 +/-10
Mimimum Credit Score	620
Amortization Type	Maximum 65% Interest Only

Appendix A

SAMPLE POOL CHARACTERISTICS
10/1 HYBRID ARM DEAL

DELIVERY DESCRIPTION	
Delivery Amount	$50,000,000
Product	10/1 Arms
Index Composition (Approx.)	
12 month LIBOR:	96%
12 month CMT:	4%
Delivery Variance	+/- 5%
Settlement Date	10/29/2004
Servicing	Master Servicing
COLLATERAL DETAIL	
Approximate Gross WAC	5.900%
Approximate Net WAC	TBD
Servicing Spread (Pre-Roll/Post-Roll)	0.264% / 0.388%
Gross/Net WAC Variance	+/- 0.125%
Approximate Gross Margin	2.29%
10/1 LIBOR:	2.26%
10/1 CMT:	2.75%
Gross Margin Variance	+/- 0.125%
Reset	Fixed 10 Years / Annual Thereafter
Periodic Cap	5.00% cap at the first adjustment, 2.00% Annually Thereafter
Lifetime Cap	5%
WAM	359
Original Term	360
Geographic Distribution	<= 68% California
Weighted Average LTV	< 73%
Maximum Loan Amount	$2,000,000
Occupancy	97% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	85% SFR/PUD, 15% Condo/Other
Documentation Style	60% Full/Alt/DU Doc (Including Preferred Processing), 40% Reduced(NIV, Stated)
Loan Purpose	Maximum 20% Cash Out Refinances
Approximate Credit Score	735 +/-10
Mimimum Credit Score	630
Amortization Type	Maximum 70% Interest Only

Appendix A

SAMPLE POOL CHARACTERISTICS
10/1 HYBRID ARM DEAL

DELIVERY DESCRIPTION	
Delivery Amount	$50,000,000
Product	10/1 Arms
Index Composition (Approx.)	
12 month LIBOR:	99%
12 month CMT:	1%
Delivery Variance	+/- 5%
Settlement Date	10/29/2004
Servicing	Master Servicing
COLLATERAL DETAIL	
Approximate Gross WAC	5.902%
Approximate Net WAC	5.240%
Servicing Spread (Pre-Roll/Post-Roll)	0.267% / 0.390%
Gross/Net WAC Variance	+/- 0.125%
Approximate Gross Margin	2.29%
10/1 LIBOR:	2.28%
10/1 CMT:	2.98%
Gross Margin Variance	+/- 0.125%
Reset	Fixed 10 Years / Annual Thereafter
Periodic Cap	5.00% cap at the first adjustment, 2.00% Annually Thereafter
Lifetime Cap	5%
WAM	359
Original Term	360
Geographic Distribution	<= 73% California
Weighted Average LTV	< 75%
Maximum Loan Amount	$1,500,000
Occupancy	97% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	87% SFR/PUD, 13% Condo/Other
Documentation Style	60% Full/Alt/DU Doc (Including Preferred Processing), 40% Reduced(NIV, 1% NINA,Stated)
Loan Purpose	Maximum 20% Cash Out Refinances
Approximate Credit Score	730 +/-10
Mimimum Credit Score	625
Amortization Type	Maximum 80% Interest Only